                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4

[_] CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY
    CONTINUE. SEE INSTRUCTION 1(B).



                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

  Weinberg                           Robert                          F.
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  (Last)                             (First)                         (Middle)

  c/o Mack-Cali Realty Corporation
  11 Commerce Drive
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                                    (Street)

  Cranford                           NJ                               07016
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Mack-Cali Realty Corporation (CLI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   12/97
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------

                  Officer (give title              Other (specify
           -----           below)          ------         below)


                   ----------------------------------
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7. Individual or Joint/Group Filing (Check Applicable Line)

     X    Form filed by One Reporting Person
   -----

          Form filed by More than One Reporting Person
   -----

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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------


--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                         (Over)


                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction    5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Director Stock Option (Right
to Buy)                          $38.75           12/12/97        A         V       10,000                       12/12/98 12/12/07
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Units of Limited Partnership
Interest(1)                      (1)              10/31/97        J(1)              516,322                      (1)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Units of Limited Partnership
Interest(2)                      (2)              10/31/97        J(2)              5,210                        (2)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock         10,000                               15,000                     D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        516,322                              526,322                      D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common                                                                                                      By RFW Management,
Stock          5,210                                5,210                      I                            Inc.(2)
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------

------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------

------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation (the "Company") conducts its real estate activities. The Units were originally issued in connection with the acquisition on January 31, 1997 of certain properties of Robert Martin Company LLC and affiliates ("RM"). The Units were redistributed in September 1997 to certain affiliates and subsidiaries of RM and were subsequently transferred to the reporting person, a former principal of RM, on October 31, 1997. At that time, the Units were redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis beginning on January 31, 1998.

(2) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation (the "Company") conducts its real estate activities. The Units were originally issued in connection with the acquisition on January 31, 1997 of certain properties of Robert Martin Company LLC and affiliates ("RM"). The Units were redistributed in September 1997 to certain affiliates and subsidiaries of RM and were subsequently transferred to RFW Management, Inc. on October 31, 1997. At that time, the Units were redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis beginning on January 31, 1998.


                              /s/ Robert F. Weinberg             1/12/98
                              _______________________________    ______________
                              **Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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